PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
New York, New York 10036

July 25, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus Opportunity Funds

(File Nos.: 333-34474 and 811-09891)

Ladies and Gentlemen:

On behalf of the above referenced registrant (the "Registrant"), on or about July 27, 2018 the Registrant plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 90 (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 89 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(2) under the Securities Act on May 9, 2018 for the purpose of registering a new series of the Registrant: Dreyfus Japan Womenomics Fund (the "Fund").*

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Frank A. Buda of the Staff via telephone on June 21, 2018 and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

Prospectus

Fund Summary—Fees and Expenses

1.	Staff Comment: Please provide a completed fee table and expense example to the Staff at least five days before the Fund goes effective.

Response: The fee table and expense example to be included in the Amendment are as follows:

*	In the 485(a) Amendment, the new series was proposed to be named "Dreyfus Japan Equity Womenomics Fund".

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class I	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none
Redemption fee (as a percentage of amount redeemed; charged only when selling shares you have owned for less than 60 days)	2.00	2.00	2.00	2.00

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y
Management fees	.75	.75	.75	.75
Distribution (12b-1) fees	none	.75	none	none
Other expenses (including shareholder services fees)[1]	.65	.65	.40	.40
Total annual fund operating expenses	1.40	2.15	1.15	1.15
Fee waiver and/or expense reimbursement[2]	(.15)	(.15)	(.15)	(.15)
Total annual fund operating expenses (after fee waiver and/or expense reimbursement)	1.25	2.00	1.00	1.00

*	Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.
1	"Other expenses" are based on estimated amounts for the current fiscal year.
2	The fund's investment adviser, The Dreyfus Corporation, has contractually agreed, until September 1, 2019, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.00%. On or after September 1, 2019, The Dreyfus Corporation may terminate this expense limitation at any time.

Example

The Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The one-year example and the first year of the three-years example are based on net operating expenses, which reflect the expense limitation agreement by The Dreyfus Corporation. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class A	$695	$979
Class C	$303	$659
Class I	$102	$350
Class Y	$102	$350

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You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A	$695	$979
Class C	$203	$659
Class I	$102	$350
Class Y	$102	$350

2.	Staff Comment: Please confirm that the fee waiver currently shown in footnote 2 to the fee table will be in effect for at least one year from the date of effectiveness of the Amendment. If not, please remove the reference to the fee waiver from the fee table.

Response: Fund management has confirmed that the fee waiver shown in footnote 2 to the fee table will be in effect until September 1, 2019, at least one year from the date of effectiveness of the Amendment.

Fund Summary—Principal Investment Strategy

3.	Staff Comment: The first sentence of the first paragraph states:

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies listed or principally traded on a recognized stock exchange in Japan.

Please revise the 80% policy to more specifically add the concept of Womenomics to the policy. Please also revise the policy in Fund Details—Goal and Approach.

Response: The Fund's 80% policy will be revised in the Amendment as follows:

To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of companies listed or principally traded on a recognized stock exchange in Japan that, in the view of the fund's sub-adviser, benefit from the "Womenomics" initiative in Japan.

4.	Staff Comment: In the first paragraph, please identify more specifically which companies benefit from the Womenomics initiative, and how the sub-adviser will identify the companies in which it will invest. Please also add relevant disclosure to Fund Details—Goal and Approach.

Response: We believe the second paragraph adequately identifies what types of companies the sub-adviser believes benefit from Womenomics and will select for investment.

5.	Staff Comment: If the Fund principally invests in any instruments other than equities, please disclose such equities in this section and provide the relevant risk disclosure.

Response: The Fund will invest principally in common stocks.

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Fund Summary—Principal Risks

6.	Staff Comment: Market Sector Risk states that "the Fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the Fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors." If the Fund intends or expects to concentrate or be significantly weighted in any industry or group of industries, please disclose the strategy in Principal Investment Strategy and Fund Details—Goal and Approach, and also add appropriate risk disclosure.

Response: Fund management has confirmed that the Fund does not intend nor expect to concentrate in any industry or group of industries.

Fund Details—Goal and Approach

7.	Staff Comment: The fourth paragraph states that the Fund may invest in convertible securities. If convertible securities are included in the Fund's 80% investment policy for equity securities, please clarify that such securities must be "in the money" at the time of the investment.

Response: Fund management has confirmed that any investments in convertible securities that would be included in the Fund's 80% investment policy will be "in the money" at the time of the investment.

8.	Staff Comment: The second sentence of the seventh paragraph states:

To the extent such instruments have similar economic characteristics to equity securities of Japanese companies as described in the fund's policy with respect to the investment of at least 80% of its net assets, the value of such instruments will be included in the 80% policy.

Please supplementally confirm that such derivatives will be valued at market value, rather than notional value.

Response: Fund management has confirmed that, to the extent derivatives are counted for the purpose of complying with the Fund's 80% policy, such derivatives will be valued at market value, rather than notional value. Also, please note the change in the proposed name of the Fund and the revised 80% policy as a result.

Fund Details—Investment Risks

9.	Staff Comment: As a general comment, the risk disclosure in this section appears to be identical to the risk disclosure included in Item 4. However, Item 4 is intended to be a summary of what is included in Item 9. Please revise this disclosure to be a more detailed discussion of the risks.

Response: Although certain disclosure included in Item 4 under Fund Summary—Principal Risks is repeated in the first section of Fund Details—Investment Risks, each risk factor in Fund Summary—Principal Risks is intended to be a subset, but not an identical duplicate, of the corresponding risk factor in Fund Details—Investment Risks. We believe that the relevant disclosure, thus, complies with the requirements of the referenced sub-items of Items 4 and 9 of Form N-1A.

10.	Staff Comment: In Derivatives Risk, please tailor the risk disclosure to the specific types of derivatives in which the Fund will invest, rather than in derivatives generally.

Response: We have added additional disclosure more tailored to the specific types of derivatives in which the Fund may invest.

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Comparable Account Performance Information

11.	Staff Comment: Please provide a completed performance presentation, including the removal of all brackets, to the Staff at least five days before going effective.

Response: The completed performance presentation to be included in the Amendment is as follows:

BNYMAM JAPAN
Japan Equity Womenomics Composite

Annual Total Returns

Year Ended December 31	Account Composite Net of Fees	Account Composite Gross of Fees	3 Year Annualized Standard Deviation	Number of Portfolios	Internal Composite Dispersion	Account Composite Total Assets ($ millions)	Percentage of Firm Assets
2017	35.20%	37.15%	11.26%	1	N/M	$23	1.4%
2016	10.16%	11.74%	−	1	N/M	$22	2.9%
2015	20.46%	22.19%	−	1	N/M	$27	7.2%
2014[1]	-5.90%	-5.22%	−	1	N/M	$14	6.2%

[1]	Composite creation date was June 9, 2014 and performance calculation started from July 1, 2014.

N/M indicates not meaningful.

The year-to-date total return of the Account Composite as of 6/30/18 was -0.87% (net) and -0.16% (gross).

BNYMAM JAPAN
Japan Equity Womenomics Composite

Average Annual Total Returns as of 12/31/17

	1 Year	3 Years	Since Composite Creation (7/1/2014)[2]
Account Composite (Net of Fees)	35.20%	21.51%	16.14%
Account Composite (Gross of Fees)	37.15%	23.26%	17.81%

[2]	Composite creation date was June 9, 2014 and performance calculation started from July 1, 2014.

TOPIX® Total Return Index

Annual Total Returns Year Ended December 31				Average Annual Total Returns As of 12/31/17
2017	2016	2015	2014*	1 Year	3 Years	Since Composite Creation**
26.55%	3.70%	10.95%	-4.57%	26.55%	13.34%	9.86%

*	Performance calculation from July 1, 2014 through December 31, 2014.
**	Performance calculation from July 1, 2014 through December 31, 2017.

12.	Staff Comment: In the first paragraph of the section, please state more clearly that the performance presented is that of BNYMAM Japan.

Response: Although we believe the first paragraph clearly indicates that the performance presented is that of a comparable account managed by BNYMAM Japan, the Fund's sub-adviser, we have added an additional reference to it being managed by BNYMAM Japan.

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13.	Staff Comment: The first sentence of the second paragraph states: "[t]he performance figures for the Account Composite reflect the deduction of all management fees and performance fees charged to investors in the Comparable Accounts, and all other expenses (excluding taxes) of the Comparable Accounts during the periods shown, and not the management fee and other expenses payable by the fund." Please clarify that the performance shown is net of all fees and expenses.

Response: The first sentence of the second paragraph will be revised in the Amendment as follows:

The net performance figures for the Account Composite are net of all fees and expenses and reflect the deduction of investment management fees, all trading expenses and administrative fees charged to investors in the Comparable Account during the periods shown, and not the management fee and other expenses payable by the fund.

14.	Staff Comment: In the above referenced sentence, please supplementally confirm the nature of the taxes that are excluded from the performance figures (e.g., taxes on individual holders or taxes on other accounts).

Response: Please see the response to Staff Comment No. 13.

15.	Staff Comment: Please supplementally explain why the differences between the comparable accounts and the Fund do not alter the conclusion that the comparable accounts are substantially similar to the Fund.

Response: Fund management has confirmed that differences between the Comparable Account and the Fund (e.g., the Comparable Account not being registered as an investment company under the 1940 Act and differences in asset size and in cash flow resulting from purchases and redemptions) does not alter the conclusion that the investment management of the Comparable Account is substantially similar to how the Fund will be managed. BNYMAM Japan will manage the Comparable Account and the Fund under the same Japan Equity Womenomics strategy.

16.	Staff Comment: The fifth sentence in the second paragraph states: "[a]dditionally, although it is anticipated that the fund and Comparable Accounts included in the Account Composite may hold similar securities, their investment results are expected to differ." Please revise "may hold" to "will hold" in the Amendment.

Response: The referenced language will be revised in the Amendment.

17.	Staff Comment: The second to last sentence in the second paragraph states that "certain of the fund's share classes are subject to a sales load and the fund's total operating expenses may be higher than those of the Comparable Accounts." Please revise "may be higher" to "will be higher" in the Amendment.

Response: The referenced language will be revised in the Amendment to say "will be higher" as requested.

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18.	Staff Comment: Please supplementally confirm that the Fund has the records necessary to support the calculation of performance for the Comparable Accounts, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: Fund management has confirmed that it has the records necessary to support the calculation of performance for the Comparable Account, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

19.	Staff Comment: The second sentence of the third paragraph states:

The Comparable Accounts have been managed in Japanese yen and returns have been converted into U.S. dollars for purposes of reporting the Account Composite performance shown below.

Please disclose in the Amendment that the performance shown would have been different because of currency conversions.

Response: The following sentence will be added after the second sentence of the third paragraph in the Amendment:

The performance shown would have been different depending on the exchange rate at the time of the currency conversion.

20.	Staff Comment: The fourth sentence of the third paragraph states: "Performance figures for the Account Composite reflect the deduction of all management fees and performance fees charged to investors in the Comparable Accounts, and all other expenses (excluding taxes) of the Comparable Accounts during the periods shown." As this sentence is repetitive of sentence referenced in Staff Comment No. 13, please either delete it from this paragraph or from the second paragraph of the section.

Response: The referenced sentence has been deleted.

21.	Staff Comment: The fifth sentence of the third paragraph states:

BNYM Japan claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented the Account Composite in compliance with the GIPS standards.

Please supplementally confirm that "claims compliance" means that the performance presentation was prepared in accordance with GIPS.

Response: Fund management has confirmed that the performance presentation was prepared in accordance with GIPS.

22.	Staff Comment: The eighth sentence of the third paragraph states: "BNYM Japan has been independently verified by an independent registered public accounting firm for periods July 1, 2009 through December 31, 2017." Please state who verified the performance for these periods and file an auditor's consent for verification pursuant to Rule 436 of the Securities Act.

Response: GIPS verification does not entail an audit of the performance calculations. It is an independent verification that the Firm claiming GIPS compliance has complied with all the composite construction requirements of the GIPS standards on a firm-wide basis and the Firm's policies and procedures are designed to calculate and present performance in compliance with the GIPS standards. Accordingly, we do not believe the independent verifier falls within the Securities Act Section 7 definition of "expert" for these purposes. To remove any confusion on the part of investors, we will remove the reference to the verification being conducted by an independent registered public accounting firm.

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23.	Staff Comment: The composite creation date for the Equity Womenomics Composite is June 9, 2014. Please explain why the composite was created at this date, as it is audited as of 2009. If the sub-adviser advised any of the Comparable Accounts prior to the creation date of the composite, please provide Fund management's basis for excluding the performance of such accounts prior to the creation date.

Response: The reference to verification since July 2009 is for the Firm (BNYMAM Japan) and not that the Japan Equity Womenomics Composite has been verified since that date.

24.	Staff Comment: The tenth sentence of the third paragraph states: "[v]erification does not ensure the accuracy of any specific composite presentation." Please delete this sentence from the Amendment.

Response: The sentence is required to be provided in the report of the verifier pursuant to GIPS guidance statement on verification. Accordingly, we have not deleted the referenced sentence.

Shareholder Guide—Buying and Selling Shares

25.	Staff Comment: Please confirm that the Amendment will incorporate the comments given by the Staff on May 17, 2018 on the Dreyfus Research Growth Fund, Inc. filing made pursuant to Rule 485(a) under the Securities Act, regarding sales load variations.

Response: The Amendment will incorporate the Staff's previous comments.

26.	Staff Comment: The third paragraph states: "[o]rders to buy and sell shares received by an authorized entity (such as a bank, broker-dealer or financial adviser, or Retirement Plan that has entered into an agreement with the fund's distributor) by the time as of which the fund calculates its NAV and transmitted to the fund's distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined that day." The Staff believes that the sentence can be read to mean that an investor will get the Fund's closing NAV as long as the order is submitted by 5:15 p.m. Please revise the disclosure to clarify that the order must be received by the intermediary prior to the calculation of NAV, which generally occurs at 4 p.m.

Response: The referenced disclosure will be revised in the Amendment to include the parenthetical (usually 4:00 p.m. Eastern time) after the phrase "…by the time as of which the fund calculates its NAV…".

Shareholder Guide—How to Sell Shares

27.	Staff Comment: The first sentence of the fifth paragraph states: "[u]nder normal circumstances, the fund expects to meet redemption requests by using cash it holds in its portfolio or selling portfolio securities to generate cash." Please revise this disclosure to state how the Fund will typically meet redemption requests and whether these techniques will be used normally or only in stressed market conditions.

Response: We have reviewed the disclosure and believe the fifth paragraph addresses how the Fund typically and under stressed market conditions will meet redemption requests.

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SAI

Cover Page

28.	Staff Comment: The second paragraph on the cover page states:

The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference into this SAI.

Please either delete this representation from the SAI or include an auditor's consent for each of the funds covered by the SAI.

Response: When a fund appearing in the SAI files a post-effective registration statement amendment pursuant to Rule 485 under the Securities Act, the filing is coded on EDGAR for that fund only (or, if the amendment is also being filed for one or more other funds in the same registrant, the applicable funds only (such fund or funds, the "Amending Funds")). On the date the registration statement amendment becomes effective, an "as revised" SAI is filed pursuant to Rule 497 under the Securities Act and coded on EDGAR for each fund covered in the SAI that is not an Amending Fund, so that the SAI as revised in the amendment filing can be used for all covered funds. This approach is consistent with the Staff's guidance on combined SAIs, which states that filers using a combined SAI should "[i]nclude only the identifiers for the series and classes (contracts) for which the filing is being substantively made. If other series and classes (contracts) wish to use the SAI as modified, they may file a 497 variant form of SAI; that submission would include their identifiers." (Please refer to the SEC Notice and FAQ's re: Mandatory Series and Class (Contract) Identifiers). Our approach also is consistent with that taken by other registrants with combined SAIs, including certain T. Rowe Price and Natixis funds. If this approach were not taken, and registration statement requirements were applied to all funds named in the SAI regardless of EDGAR coding, then presumably other additions would need to be made, such as adding all funds' prospectuses and Part C information. While we understand the consent requirements of Section 7(a)(1) of the Securities Act and Rule 439 under the Securities Act, in the scenario described above we do not believe that a registration statement amendment is being filed for funds other than the Amending Funds and therefore these requirements would not apply to such funds. Accordingly, we respectfully request that the Staff waive this comment.

Investments, Investment Techniques And Risks—Investment Restrictions

29.	Staff Comment: The fifth paragraph under Industry Concentration states that the Fund may not "invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Fundamental Policy."

The Fund may not exclude securities issued or guaranteed by foreign governments or supranational entities from its concentration policy (See January 3, 1991 Generic Comment ("Dear Registrant") Letter, 1991 WL 439213). Though there is an explanatory paragraph relating to this investment restriction, as this is a new series and a shareholder vote is not required to change this fundamental policy, please revise the relevant disclosure in the Amendment.

Response: The relevant disclosure will be revised in the Amendment as follows:

The fund will not invest more than 25% of its total assets in securities issued by a single foreign government, its agencies or instrumentalities.

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Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names

30.	Staff Comment: In the 80% test chart, please revise the Fund's listed 80% test as appropriate to make it consistent with requested revisions in Staff Comment No. 3.

Response: The Fund's listed 80% test will be revised in the Amendment as described in the response to Staff Comment No. 3.

Part C

Exhibits

31.	Staff Comment: In Item 28, please confirm that the fees to be paid to the sub-adviser will be reflected in the sub-advisory agreement to be filed with the Amendment.

Response: The Fund intends to rely on an exemptive order pursuant to which the Fund is not required to disclose the sub-investment advisory fee payable by Dreyfus separately to a sub-adviser that is a wholly-owned subsidiary of BNY Mellon in documents filed with the SEC and provided to shareholders; such fees are to be aggregated with fees payable to Dreyfus.

*      *      *      *      *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, please call the undersigned or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Kim Kaufman

Kim Kaufman

cc:	David Stephens

Jeff Prusnofsky

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